

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 10, 2015

<u>Via E-mail</u>
Mr. Blake Olafson
Chief Executive Officer
Alexandra Capital Corp.
2075 West 37th Avenue
Vancouver, British Columbia
Canada V6M 1N7

> **Re: Alexandra Capital Corp.**
> **Amendment No. 1 to Form 20-FR (12g)**
> **Filed November 2, 2015**
> **File No. 000-55509**

Dear Mr. Olafson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Business Overview</u>

1. Please include the phone number of your registered office in the registration statement as required by Item 4.A.3 of Form 20-F.

2. We note the added disclosure that the option agreement was amended in August 2015. Please file this and any other amendments to the option agreement as exhibits.

Item 18. Financial Statements page 54

3. We note on page 55 that you have represented the unaudited condensed interim financial statements for the nine month period ended August 31, 2015 are filed with the registration statement. Please revise your filing to include these interim financial statements.

Financial Statements for the years ending November 30, 2014 and 2013

Note 8. Write-Off Sales Tax Receivable, page 76

4. We note your response to comment 20 and reissue the comment. You disclose sales tax previously determined to be deductible was written off as a result of information received from the CRA during the year ended 2014. Please address the following:

- Further explain to us the nature of the sales tax receivable, including what it represents, why it was initially recorded and the authoritative literature relied upon to support recording the receivable.

- Tell us and revise to clarify where this receivable was recorded on your November 30, 2013 balance sheet.

- Further explain the reason(s) for the write-off of the sales tax receivable and identify what information was received from the CRA that was used to determine the write-off was appropriate.

- Provide us with your analysis to support that the 2014 tax receivable write-off represented a change in accounting estimate versus a prior period error under IAS 8.

- Revise your disclosure to further clarify your accounting for the sales tax receivable and the write-off of the sales tax receivable. Also revise to define both "CRA" and "ITC."

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: William L. Macdonald, Esq.
        Macdonald Tuskey